FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  May, 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


4 May 2005

                                  BG GROUP PLC

                             ANNUAL GENERAL MEETING

BG Group held its sixth Annual General Meeting today at the International Convention Centre in Birmingham. A poll was held on each Resolution.

All Resolutions were passed.

1. POLL RESULTS

The numbers of proxy votes for and against each of the Resolutions put before the Meeting and the numbers of votes withheld were as follows:


      Resolution     For                   Against                                Total     Withheld
----- -----------    -----------------     ---------------------        -----------------   -------------
                     Number        % of    Number           % of    Number        % of      Number     % of
-----    ----------- ------------- shares  ---------------- shares  ------------- shares    ---------  issued
                                   voted                    voted                 voted                share
                                   ------                   ------                ------               capital
                                                                                                       ------

  1   Annual Report   2018511458   99.92          1597638    0.08    2020109096     100     20102822      0.57
----- and Accounts   -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      -----------
  2   Remuneration    1980844624   97.86         43315717    2.14    2024160341     100     16051567      0.45
----- Report         -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      -----------
  3   Declaration of  2030717947   99.94          1272259    0.06    2031990206     100      8221702      0.23
----- dividend       -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      -----------
  4   Election of     2010612554   99.63          7547486    0.37    2018160040     100     22051868      0.62
----- Baroness       -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      Hogg
      -----------
  5   Re-appointment  2025650838   99.76          4929083    0.24    2030579921     100      9631987      0.27
----- of auditors    -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      -----------
  6   Remuneration    2025689289   99.77          4576729    0.23    2030266018     100      9945890      0.28
----- of auditors    -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      -----------
  7   Authority to    1929971428   95.19         97457757    4.81    2027429185     100     12782723      0.36
----- make political -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      donations
      -----------
  8   Authority to    1998386522   98.42         32069394    1.58    2030455916     100      9755992      0.28
----- allot relevant -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      securities
      -----------
  9   Articles of     2011409438   99.18         16685928    0.82    2028095366     100     12116542      0.34
----- Association -  -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      Directors'
      fees
      -----------
 10   Disapplication  1977355812   97.10         59068585    2.90    2036424397     100      3787511      0.11
----- of pre-emption -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      rights
      -----------
 11   Renewal of      2027949773   99.81          3791486    0.19    2031741259     100      8470649      0.24
----- authority to   -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      purchase own
      ordinary
      shares
      -----------
 12   Articles of     1978895700   97.56         49465718    2.44    2028361418     100     11851690      0.33
----- Association -  -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      Indemnities/
      Defence
      funding
      -----------
 13   Articles of     2026027067   99.86          2928573    0.14    2028955640     100     11256268      0.32
----- Association -  -------------  ------ ----------------  ------ -------------  ------    ---------    ------
      other
      amendments to
      the Articles
      -----------



Issued share capital at 4 May 2005 - 3,539,670,034

2. RESOLUTIONS SUBMITTED TO UK LISTING AUTHORITY

BG Group plc will submit to the UK Listing Authority prints of Resolutions passed at the Annual General Meeting on 4 May 2005 concerning items other than ordinary business.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:-

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

4 May 2005
www.bg-group.com



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 04 May, 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary